Mail Stop 3561

October 1, 2009

Ravi Sharma
Chief Financial Officer
iBOS Inc.
4879 E. La Palma Avenue, Suite 201
Anaheim, California 92807

> **Re:** **iBOS Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 4, 2009**
> **File No. 333-161365**

Dear Mr. Sharma:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you state that your Standard Industrial Classification Code Number on the cover of your registration statement is 7374. However, it appears that your SIC code is 7389. Please ensure that you use the correct SIC code number in all future filings.

2. Your website appears to contain material information that is not contained in your registration statement that would provide investors with a better understanding of your business. For example:

    - iBOS has its offshore facility in Gurgaon, India ….. iBOS has also formed strategic alliances with key partners to accommodate growth and to provide end to end full service to meet our customers needs.

    In an appropriate location in your registration statement, please reconcile the material disclosure in your website and the registration statement.

Summary of Our Offering, page 5

3. Please discuss your auditor's going concern opinion in the summary, risk factors and management's discussion and analysis.

Our Business, page 5

Selected Financial Information, page 6

4. We note that you are providing certain summarized financial information in this disclosure. Please also disclose your earnings or loss per share for each period for which you present statements of operations data, as we believe this is an important metric to your investors.

Risk Factors, page 7

5. Please refer to the introductory paragraph. You should delete the reference indicating that the additional risks that you currently deem immaterial may also significantly impair your business operations. All material risks should be described. If risks are not deemed material, you should not reference them.

Selling Stockholders, page 17

6. State in this section any relationship the persons identified have to the company, management or its affiliated parties. For example, we note that many of the selling stockholders have the same last name as some of your affiliates. See Item 507 of Regulation S-K.

7. We note your disclosure on pages 20 and 21 that your affiliates <u>are</u> statutory underwriters for purposes of the offering, and that your affiliates are offering for resale approximately 12% of your outstanding shares and 77% of the offering. Therefore, it appears that the shares being offered by the affiliates may be an indirect primary offering "by or on behalf

of the registrant" for purposes of Rule 415(a)(4) of Regulation C. Because you do not qualify to conduct a primary offering "at the market," please revise the cover page and selling stockholder and plan of distribution sections to state that the affiliates will offer their shares of common stock for a fixed price of $0.10 for the duration of the offering. Alternatively, please advise us why you believe the affiliates are statutory underwriters and why the sale of the shares by the affiliates is not a primary offering.

8. Since Mr. Hariton is one of your founders, please disclose on pages 20 and 21 whether he is also a statutory underwriter for purposes of the offering.

Determination of Offering Price, page 20

9. You state here that you issued outstanding shares at $0.10 per share in March 2009; however, on page 17 you state that you issued shares for $0.10 in July 2009. Please revise accordingly or advise us of the shares issued in March 2009.

Directors, Executive Officers, Promoters and Control Persons, page 24

10. Please revise to describe the business experience of each director and executive for the past five years, or clarify your disclosure by adding dates or the duration of employment. Refer to Item 401(e) of Regulation S-K.

11. We note your disclosure on page 9 that management only serves the company on a part time basis. Please disclose the amount of hours per week that your executive officers devote to the company's business.

12. Under a separate heading for transactions with related persons, please provide the information required by Item 404(d) of Regulation S-K. For example, we note the related party transactions described in Note 4 to your financial statements. Please also state the names of your promoters, the nature and amount of anything of value received or to be received by each promoter from the company, and the nature and amount of any assets, services or other consideration therefore received or to be received by the company. For example, we note your disclosure on page 68 that on March 8, 2009, the company issued 200,000 shares of its common stock to its SEC attorney as a founder. See Item 404(c) of Regulation S-K.

Management's Discussion and Analysis or Plan of Operation, page 29

Continuing Operations, page 30

13. Your use of the term "continuing operations" may imply to a reader that you also have discontinued operations. Please confirm to us, if true, that you do not have discontinued operations, and consider revising this heading to eliminate this possible confusion.

14. We note your narrative analysis of revenues at the top of page 31 and have the following comments:

   - Since it appears that you earn a fee for each page processed, please quantify for your readers the number of pages processed in each period to assist in a reader's understanding of the underlying factors that are driving the changes in your revenues. We remind you that one of the primary objectives of MD&A is to give readers a view of the company through the eyes of management, and to do this, companies should identify and address those key variables and other qualitative and quantitative factors which are peculiar to and necessary for an understanding and evaluation of the individual company. We further remind you that these key variables and other factors may be non-financial. Please refer to Item 303(a) of Regulation S-K and to our Release 33-8350, available on our website at www.sec.gov/rules/interp/33-8350.htm.

   - To the extent that the change in revenues is not fully explained by the change in the number of pages processed, you should explain what other factors contributed to the change in revenues. For example, where you currently refer to additional document management services provided, you should elaborate on what these services are and how these other services changed such that there was a change in your revenues.

   - To the extent that management is aware of any trends or uncertainties related to your revenues or liquidity, you should discuss them. For example, it appears that the number of pages processed increased in the fiscal year ended March 31, 2009 but has decreased in the subsequent interim period. As part of providing your readers with a view of the company through the eyes of management, management should share its expectations as to whether the decrease in pages processed and resulting decrease in revenues will continue in the remainder of the current fiscal year or whether management is aware of other factors that may mitigate this decrease.

15. Your disclosure of cost of services and gross profit as a percentage of revenues for the three months ended June 30, 2009 and 2008, as seen in the tables on page 31, are mathematically inaccurate. Please revise accordingly.

16. Please expand your analysis of cost of services to disclose the types of costs that you classify as cost of services. In this regard, based on the disclosures in the footnotes to your financial statements, we assume that these costs represent the cost of the vendor that provides all of the services to your sole customer on a subcontractor basis.

17. Please supplement your current gross profit discussion on page 31 with a discussion of the change in gross margin (gross profit as a percentage of revenues), as we believe this is more meaningful than merely discussing the change in gross profit dollars.

18. Refer to your analysis of changes in operating expenses at the top of page 32. Please revise to explain in more detail what drove the increases in operating expenses for the periods presented. For example, when comparing the annual periods, you state that operating expenses increased due to increasing costs to fulfill the increased level of services provided to your sole customer. Since we assume that most costs that are directly related to providing services to your customer are classified as cost of services, the meaning of this statement is unclear. Please better explain what costs increased and how those costs are related to the increased level of services provided to your customer. In your analysis of the interim periods, please better explain what professional services were incurred in the period ended June 30, 2009 and why these expenses and advertising expense are increased from the prior interim period.

Liquidity and Capital Resources, page 32

19. Please refer to your discussion of the next 12 months in the last paragraph under this heading. Please expand this disclosure to better comply with Section 607.02 of the Financial Reporting Codification. In this regard, given that your auditors' report contains a going concern modification, you should disclose management's viable plans to overcome the uncertainty of your ability to continue as a going concern. Your explanation of management's plans should include a reasonably detailed discussion of your ability or inability to generate sufficient cash to support your operations during the 12 month period following the most recent balance sheet included in your filing, including a detailed description of the expected sources and demands for cash over that period and your plan if you are unable to raise or generate the needed amount of cash. Your disclosures should provide enough detail that your readers gain insight into management's analysis and concerns related to your ability to continue to operate, including the probability of success for the various actions you are proposing.

Our Business, page 34

20. Please revise your registration statement to include a more detailed description of your business, pursuant to Item 101 of Regulation S-K. Your business plan is broad and vague and does not provide enough information to evaluate how you intend to develop your business and the timing of your plan implementation. Please clarify, for example, the steps you will need to undertake in order to execute your marketing and business strategies. In this regard, please clarify, here and in the summary section, the nature of your current business versus what you hope to expand to do in the future. Please explain whether you are currently providing the electronic health record product, or plan to do so in the future.

21. We note your disclosure on page 8 that your products and services were designed and built using certain key technologies and licenses from a limited number of suppliers. Please describe any material technology or licenses used by the company. See Item 101(h)(4)(vii) of Regulation S-K.

Business Services, page 35

22. In this section, please state specifically the services you currently provide, and those you plan to provide in the future. For example, under the heading "Revenue Generation -- Current Businesses," you state that you "expect to generate revenues derived from healthcare providers, as well as strategic associates." Thus, the heading "Current Businesses" appears to be inappropriate.

23. Please define the term "strategic associates." Identify any strategic associates with whom you have a relationship, and describe the relationship.

24. Please clarify here and throughout the document which services you now or will directly provide and which services are now or will be provided by third-party subcontractors or strategic associates.

Competition, page 41

25. Please disclose how you "plan to compete on price and service."

Principal Customer, page 41

26. Given that you are dependent upon a sole customer for all of your revenues, and that your results and future prospects appear directly linked to the results and future prospects of this sole customer, we believe you should provide your investors with more insight into the business and prospects of your sole customer. Please disclose, either here or another appropriate place in your filing, a brief description of your customer including the type of business they are in, some indication as to the size of their practice, and where they are located. We remind you that if you are aware of any trends or uncertainties related to the business of your sole customer, since it appears that these would impact your business, you should discuss these specific trends and uncertainties rather than providing the more generic disclosure that the loss of this customer would have a material adverse impact on you.

Financial Statements for the Fiscal Year Ended March 31, 2009

General

27. Please apply the comments issued below on your financial statements as of March 31, 2009 to your interim financial statements, as applicable.

Balance Sheets, page 45

28. Based on your balance sheet, it appears that you have no fixed assets. Since we assume that you use fixed assets such as office equipment in operating your business, please explain to us why no amount for fixed assets appears on your balance sheet. If the use of all office equipment needed to operate your business is included in the office space provided to you by American Commercial Lighting, please revise your disclosure in Note 4 to clarify this.

Statements of Operations, page 46

29. Since you were a Subchapter S corporation until March 5, 2009, please tell us why you recorded income tax expense during the year ended March 31, 2008. We assume that during the period that you were a Subchapter S corporation, you did not record income tax expense and your income or losses were passed through to your shareholders who reported the income or losses and related tax costs on their personal tax returns. If the item currently labeled as income tax expense represents other types of taxes, please revise the caption to clearly indicate what this is. As indicated in our comment below, if you did not incur income tax during the year ended March 31, 2008, you should reflect any income taxes you would have incurred if you had been a C Corporation within pro forma information presented here, but you should not revise your historical results.

30. In order to provide your investors with comparable information, please present pro forma income tax expense, pro forma net loss and pro forma loss per share as if you had been taxed as a C corporation for the entire period. This information should be presented on the face of your historical statement of operations and should be provided, at a minimum, for the fiscal year ended March 31, 2009; however, we encourage pro forma presentation for all periods presented during which you were a Subchapter S corporation since it provides valuable comparative data to your readers.

Notes to the Financial Statements, page 49

Note 1 – Organization and Operations, page 49

31. We read that you provide electronic medical claims processing and billing and collection solutions. However, your analysis of results of operations only refers to processing pages and documents and does not appear to discuss any billing and collection services that you have provided. Please revise your disclosure here and within your analysis of results, as necessary, to clarify whether your revenues in the periods presented were generated solely by processing medical claims or by both processing medical claims and providing billing and collection services.

Note 2 – Summary of Significant Accounting Policies, page 49

Revenue Recognition, page 51

32. The description of your revenue recognition policy appears overly generic and should be revised to address your particular situation. In this regard, it appears from disclosures elsewhere in your filing that the revenues seen in your financial statements were generated by providing electronic medical claims processing. Please revise to clarify, if true, that you receive a fee for each claim processed, as opposed to receiving a flat monthly fee for providing services. We note your disclosures on page 31. Additionally, if you also provided billing and collection services during the periods presented, you should describe whether you earn those revenues on a per transaction basis.

33. We read in Note 7 that one vendor provided all of the services to your sole customer on a subcontractor basis for all periods presented. Please tell us how you considered EITF 99-19 in your presentation of revenues and cost of services in your statement of operations and why you believe gross revenue presentation is appropriate. In doing so, please address each indicator listed in paragraphs 7-14 of EITF 99-19.

Note 4 – Related Party Transactions, page 53

34. Refer to your disclosure at the top of page 54. Please tell us why the subheading at the top of page 54 indicates that you receive free office space from American Induction Technologies, but the narrative immediately below that subheading states that you receive free office space from American Commercial Lighting. Please conform your disclosures.

Note 5 – Stockholders' Equity, page 54

35. We note your disclosure that on March 8, 2009, you issued 200,000 shares of your common stock for service rendered valued at $10,000 (the estimated fair value on the date of grant). Please clarify whether you determined the fair value of this transaction based upon the fair value of the service rendered or the fair value of the common stock issued. Please also explain why you believe $10,000 is the appropriate fair value and why you believe the measure you used is more reliably measurable. Refer to paragraphs 7-8 of SFAS 123(R). If you valued this transaction using the fair value of the common stock issued, please explain to us how valuing your stock on the date of grant complies with EITF 96-18.

36. We also note your discussion on page 32 of this stock issuance and your disclosure that you issued these 200,000 shares of your common stock to your SEC attorney as a founder. Please explain what is meant by "as a founder."

Signatures

37. In accordance with the instructions to Form S-1, please identify the principal financial officer and principal accounting officer/controller of the company.

Undertakings, page 69

38. We note your disclosure on page 68; however, please also provide the undertaking required by Item 512(h) of Regulation S-K.

* * * * *

As appropriate, please amend your registration statement in response to these comments. Please provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. In your responses, please include the page numbers of the amendment where we can find the changes. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Brigitte Lippmann, Special Counsel, at (202) 551-3713, or me, at (202) 551-3720, with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Frank J. Hariton, Esq.
        1065 Dobbs Ferry Road
        White Plains, NY 10607